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Exhibit 99(b)(1)

September 7, 2003

Confidential

Symphony Technology Group
4015 Miranda Avenue, 2nd Floor
Palo Alto, CA 94304

Gingko Corporation
c/o Symphony Technology Group
4015 Miranda Avenue, 2nd Floor
Palo Alto, CA 94304

Ladies & Gentlemen:

        You have advised Tennenbaum Capital Partners, LLC ("TCP") that Information Resources, Inc. (together with its subsidiaries, the "Company"), Gingko Corporation ("Parent") and Gingko Acquisition Corp., ("Merger Sub") have entered into an Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement") pursuant to which Parent and Merger Sub will acquire, subject to the terms and conditions set forth in the Merger Agreement, all of the outstanding shares of common stock of the Company. In connection therewith, Parent, TCP and Symphony Technology II-A, L.P. ("Symphony II-A") expect that the following will occur:

              (i)  Merger Sub will make a tender offer for the common stock of the Company (the "Tender Offer"),

             (ii)  following the successful consummation of the Tender Offer, Merger Sub will consummate a merger with and into the Company (the "Merger"),

            (iii)  on or after the consummation of the Merger, one or more entities that TCP manages (the "Lenders") and Symphony II-A will recapitalize the Company in the manner contemplated hereby, including, without limitation, refinancing the Company's existing bank credit facility (as so contemplated, the "Recapitalization"), and

            (iv)  after giving effect to the Recapitalization, the Symphony II-A Group (as defined below) will own capital stock representing at least 70% of the outstanding voting power and equity interests in Parent on a fully-diluted basis. As used in this letter agreement, the "Symphony II-A Group" means Symphony II-A and any permitted co-investors with Symphony II-A pursuant to a Permitted Syndication (as defined in Section 6(g) below). If requested in writing by Symphony II-A not less than 10 days prior to the completion of the Tender Offer, a newly formed entity that is wholly-owned by Romesh Wadhwani (the "Symphony II-A Newco") may be added to the Symphony II-A Group (and, for the avoidance of doubt, such addition shall not be deemed to be a syndication of the Symphony II-A Equity, and Symphony II-A Newco shall thereafter be deemed, together with Symphony II-A, to be "Symphony II-A" for all purposes of this letter agreement), provided that prior thereto, Symphony II-A provides such information regarding the Symphony II-A Newco, and negotiates in good faith for such changes hereto as Lenders may reasonably request. For the avoidance of doubt, it is understood that, as such term is used in this letter agreement, "fully-diluted", as of any date, gives effect to (A) the assumed exercise as of such date of all then outstanding options, warrants, convertible securities and other rights, whether contingent or absolute, to acquire the maximum number of shares of Parent Equity that may be acquired upon the exercise or conversion thereof (assuming the satisfaction of all contingencies), and (B) without duplication with clause (A), the assumed issuance as of such date of all shares of

    Parent Equity then reserved for issuance, including but not limited to shares under any employee benefit or stock plans.

        You have asked us, and as agent for the Lenders and upon the terms and subject to satisfaction of the conditions set forth or incorporated by reference in this letter agreement (to be determined by Symphony II-A to the extent set forth in Section 5(a)(ii) of this letter agreement and the Lenders in the case of all other conditions), we hereby commit the Lenders, to provide a portion of the funds required to consummate the following transactions:

          (a)   the Tender Offer (the "Tender Offer Financing") by purchasing from Parent up to $65,000,000 of common stock of Parent (the "Parent Equity") in a 65/40 ratio to Symphony II-A's concurrent purchases from Parent of Parent Equity.

          (b)   the Merger (the "Merger Financing"), if the Recapitalization does not occur concurrently with the Merger, by purchasing from Parent, in a 65/40 ratio to Symphony II-A's concurrent purchases from Parent of Parent Equity, additional Parent Equity in an amount of up to the difference of (1) $65,000,000 minus (2) the amount purchased by the Lenders pursuant to clause (a) immediately above.

          (c)   the Recapitalization (the "Recapitalization Financing") consisting of:

      (1)
      the Lenders purchasing for $59,394,737 in cash the following securities: (A) $60,000,000 aggregate principal amount of Series A Notes of Parent and (B) the Warrants referred to below; the Series A Notes referred to in this clause (c)(1) together with (1) the Series B Notes issued pursuant to clause (c)(5) below and (2) the "CVR Notes" issued pursuant to clause (d)(3) below are collectively referred to herein as the "Notes",

      (2)
      Parent concurrently redeeming for cash (A) from the Lenders all but $4,605,263 of Lenders' Parent Equity and (B) from the Symphony II-A Group $5,000,000 of the Symphony II-A Equity (as defined in Section 5(a)(iii) below),

      (3)
      the Lenders' retaining the remaining $4,605,263 of Parent Equity originally issued to them (the "Parent Recapitalization Equity") and the Symphony II-A Group retaining the remaining $35,000,000 of Symphony II-A Equity (as defined below) originally issued to them (the "Symphony II-A Recapitalization Equity");

      (4)
      the recapitalization of the CVR-Related Equity, as provided in clauses (d)(3) and (d)(4) below; and

      (5)
      the Lenders purchasing for $15,000,000 in cash $15,000,000 in aggregate principal amount of Series B Notes.

          (d)   the financing (the "CVR-Related Financing") of payment of $5,000,000 of litigation expenses (after the Company's utilization in full of funding by the Parent for the payment of the initial $5,000,000 of litigation expenses incurred by the Company after the consummation of the Tender Offer Financing) in the A.C. Nielsen litigation, as follows:

      (1)
      The Lenders shall purchase from Parent, concurrently with consummation of the Tender Offer, an additional $5,383,772 of Parent Equity (such additional Parent Equity, the "CVR-Related Equity").

      (2)
      $5,000,000 of the purchase price for the CVR-Related Equity shall be paid into an escrow account (the "Escrow Account") to which the Rights Agents (as defined in the Contingent Value Rights Agreement (the "CVR Agreement") to be executed in connection with the Merger Agreement) have sole access for purposes of funding the

        A.C. Nielsen litigation, which shall be subject to escrow instructions reasonably acceptable to the Rights Agents, the Lenders, the Company and Symphony II-A.

      (3)
      In connection with the Recapitalization, the Lenders purchasing for $4,949,561 in cash the following securities: (A) $5,000,000 aggregate principal amount of Series A Notes of Parent (the "CVR Notes") and (B) the CVR-Related Warrants referred to below;

      (4)
      In connection with the Recapitalization, Parent concurrently redeeming for cash from the Lenders all but $383,772 of CVR-Related Equity;

      (5)
      In lieu of purchasing the CVR-Related Equity themselves, the Lenders may elect to cause an assignee of TCP reasonably acceptable to Symphony II-A to purchase the CVR-Related Equity. No such assignment shall release Lenders from their obligations hereunder. Any such assignee shall have all of the rights hereunder, but not the obligations, of a "Lender" holding CVR-Related Equity or Notes (except that such assignee shall be subject to the provisions of Exhibit C hereof).

      (6)
      at any time either before or after (but in any event in lieu or replacement of) the purchase of the CVR-Related Equity, upon five days prior notice to the Rights Agents and Symphony II-A, the Lenders may elect to satisfy their obligations with respect to the CVR-Related Financing by providing a letter of credit (a "Letter of Credit") issued for the account of the Lenders and for the benefit of the Rights Agents, in form and issued by a financial institution (the "LC Issuer") reasonably acceptable to the Rights Agents. If the Lenders elect to provide a Letter of Credit, the parties shall negotiate in good faith for such amendments to this letter agreement (and any other relevant agreement) as may be appropriate, it being the intent that the economics to Lenders in connection with a Letter of Credit shall remain at least as favorable as those associated with the purchase of the CVR-Related Equity.

        The Tender Offer Financing, the Merger Financing, the Recapitalization Financing and the CVR-Related Financing are sometimes referred to herein collectively as the "Financing"; and the Financing, the Tender Offer, the Merger and the Recapitalization are sometimes referred to herein collectively as the "Transactions". For the avoidance of doubt, the maximum aggregate amount of funding that the Lenders (including any permitted assignees thereof) may be required to provide under any circumstances hereunder is $85,383,772 of gross funding, and the amounts so provided are referred to herein as the "Lender Funding".

        All Parent Equity issued or redeemed pursuant hereto shall be valued, for purposes of all determinations to be made hereunder, at $1.00 per share, except as provided in Section 1(d) below (under "Tenor of Financing") with respect to adjustments to redemption prices.

        Parent shall utilize the Financing to consummate the Transactions.

        The parties hereto contemplate that (a) Parent will arrange for a $35,000,000 credit facility for the Company to be provided by Wells Fargo Foothill, Inc. ("WFF") following consummation of the Tender Offer, on substantially the terms or on terms not materially less favorable to the borrower than those terms described set forth in the term sheet thereof dated August 14, 2003 provided to the Lenders by the Parent, or on terms not materially less favorable to the borrower than those terms (with such changes therein to which the Lenders may consent, the "WFF Financing"); (b) following the Recapitalization, the aggregate debt of Parent and the Company shall be approximately $115,000,000 less any amount available to be borrowed under the WFF Financing; and (c) the Lender Funding, the WFF Financing, the Symphony II-A Equity and the CVR-Related Financing are sufficient (i) to effect Parent's purchase of the Company's common stock pursuant to the Tender Offer, (ii) to effect the Merger, (iii) to effect the Recapitalization, (iv) to provide for all amounts required to be funded by

Parent under the CVR Agreement, (v) to provide for the ongoing working capital requirements of the Company, and (vi) to pay all fees and reasonable expenses incurred in connection with the Transactions.

        The Financing is subject to the conditions listed herein. Certain terms of the Financing are described below:

1.     Tenor of Financing:

  (a)
  In connection with the Tender Offer Financing and the Merger Financing, the Lenders shall purchase from Parent an aggregate of $65,000,000 of Parent Equity (excluding any CVR-Related Equity). The Parent Equity to be purchased by the Lenders shall have the same rights, preferences and privileges as the Parent Equity purchased by the Symphony II-A Group. At all times prior to the Recapitalization, (i) the Lenders and Symphony II-A shall each have the right to appoint two of the four directors constituting the Board of Directors of Parent (the "Parent Board"), (ii) the presence of all four directors shall be required to constitute a quorum of the Parent Board, and (iii) the members of each committee of the Parent Board shall be evenly split between directors appointed by the Lenders, on the one hand, and Symphony II-A, on the other. If and when the Recapitalization is consummated, the preceding sentence shall cease to have any force or effect, and each of the Lenders, TCP and Symphony hereby agree that they shall cause their directors to declare advisable, and to cause all voting stock of Parent then held by such person or any of their respective affiliates to approve and adopt an amended and restated certificate of incorporation reasonably acceptable to Symphony II-A and the Lenders. If and when the Recapitalization is consummated, TCP shall procure the resignations of the members of the Parent Board appointed by the Lenders prior to the consummation of the Recapitalization other than those who will continue serving in accordance with Section 6(g) below. Upon the consummation of the Recapitalization, the Lenders shall be entitled to designate an observer who shall have the right to attend all meetings of the Parent Board and any committees thereof (and to receive notice of all meetings of the Parent Board and any committees thereof and copies of all board and committee materials in the same manner as directors of Parent) for so long as the Lenders hold any debt or equity securities of Parent.

  (b)
  In connection with the Recapitalization Financing (ignoring, for purposes of this paragraph, the recapitalization of the CVR-Related Equity, which is covered in paragraph (c) immediately below): (i) $60,000,000 aggregate principal amount of Series A Notes, together with the Warrants, will be purchased by the Lenders for $59,394,737, and Parent will concurrently redeem from the Lenders for cash all but $4,605,263 of the Lenders' Parent Equity (excluding any CVR-Related Equity); (ii) $15,000,000 aggregate principal amount of Series B Notes will be purchased by the Lenders, at par; and (iii) Parent will redeem from the Symphony II-A Group for cash $5,000,000 of the Symphony II-A Equity;

  (c)
  In addition, in connection with the Recapitalization Financing, the CVR-Related Equity shall be recapitalized as follows: The Lenders shall purchase for $4,949,561 in cash the following securities: (i) $5,000,000 aggregate principal amount of the CVR Notes and (ii) the CVR-Related Warrants; and Parent shall concurrently redeem for cash from the Lenders all but $383,772 of the CVR-Related Equity;

  (d)
  In the event less than 90% of the issued and outstanding shares of common stock of the Company are purchased by Merger Sub pursuant to the Tender Offer (including any "subsequent offering period" that Parent may elect to make as contemplated by the Merger Agreement), the redemption price payable in the Recapitalization per share of the Parent Equity held by the Lenders, the Symphony II-A Equity held by the Symphony II-A Group and any CVR-Related Equity shall be adjusted to provide, for the period beginning upon consummation of the Tender Offer Financing through the date the Merger is consummated, a 12% per annum return, compounded daily, on the aggregate amount advanced by the Lenders in connection with the Tender Offer Financing, in the case of the Parent Equity held by the Lenders, on $5,000,000, in the case of the Symphony II-A Equity held by the Symphony II-A Group, and on the aggregate amount of the CVR-Related Equity. In the event the Recapitalization does not occur simultaneously with the Merger, the redemption price payable in the Recapitalization per share of the Parent Equity held by the Lenders, the Symphony II-A Equity held by the Symphony II-A Group and any CVR-Related Equity shall also be adjusted to provide, for the period beginning on the date the Merger is consummated through the date the Recapitalization is consummated, an annual return of three-month LIBOR + 7.5%, compounded daily, on the aggregate amount advanced by the Lenders in connection with the Tender Offer Financing and the Merger Financing, in the case of the Parent Equity held by the Lenders, on $5,000,000 in the case of the Symphony II-A Equity held by the Symphony II-A Group, and on the aggregate amount of CVR-Related Equity; it being understood and agreed that any adjustment to the redemption price per share of the Parent Equity held by the Lenders, the Symphony II-A Equity held by the Symphony II-A Group and any CVR-Related Equity shall be payable only if the Recapitalization is consummated.

  (e)
  The Notes shall have a 60-month term to maturity with no scheduled amortization prior to maturity. The Series A Notes shall accrue interest at the rate of three-month (or one-, two- or six-month, if requested by Parent) LIBOR +7.50% per annum, payable in cash quarterly in arrears. The Series B Notes shall accrue interest at a rate equal to the prime rate (as announced from time to time by Citibank, N.A.) +4.25% per annum, payable in cash quarterly in arrears. Interest shall be calculated and payments shall be made on the basis of actual days elapsed in a 360-day year. The Series A Notes and the Series B Notes shall be identical in all respects, other than the rate at which interest accrues thereon. The Lenders, the Company and Symphony II-A Group will negotiate in good faith to combine the Series A Notes and the Series B Notes into a single series of Notes bearing interest at a weighted-average, blended interest rate.

  (f)
  The Parent Recapitalization Equity retained by the Lenders in connection with the Recapitalization Financing shall constitute 10% of the common stock of Parent on a fully-diluted basis immediately after giving effect to the Recapitalization. The CVR-Related Equity retained by the Lenders in connection with the Recapitalization Financing shall constitute .81814% of the common stock of Parent on a fully-diluted basis immediately after giving effect to the Recapitalization.

  (g)
  In connection with, but only in connection with, the Recapitalization Financing, the Lenders shall receive 7-year detachable warrants (the "Warrants") to purchase an additional 10% of Parent's outstanding equity securities (in the same form acquired by Symphony II-A) on the date of the consummation of the Recapitalization on a fully-diluted basis, after giving effect to the exercise of such Warrants. The exercise price per share of such warrants will be the price per share of common stock paid by Symphony II-A in cash for its common stock of Parent. The Warrants shall contain cashless exercise rights, customary anti-dilution provisions providing for a weighted average adjustment if Parent issues Parent Equity at a price per share less than the greater of (i) the exercise price per share of Parent Equity under the Warrants and (ii) the then current fair market value per share of Parent Equity, and other customary terms. In addition, contemporaneously with the issuance of the CVR-Related Notes, the holder of the CVR-Related Notes, shall receive additional 7-year detachable warrants (the "CVR-Related Warrants") to purchase an additional amount of Parent Equity equal to 0.75% of the Parent Equity then outstanding, on a fully-diluted basis, provided that such holder shall have agreed to be bound, upon exercise of such warrants, by the terms of Exhibit C and the definitive agreement contemplated by Section 6(d). The CVR-Related Warrants shall otherwise be in the same form (and with the same rights, preferences and privileges) as the Warrants. For the avoidance of doubt, the Warrants and the CVR-Related Warrants together represent the right to purchase 10.75% of the outstanding Parent Equity on a fully-diluted basis.

  (h)
  In connection with, but only in connection with, the Recapitalization Financing (i) TCP shall receive a financing origination fee of $1,962,500 (the "Origination Fee"), and (ii) Symphony II-A shall receive an advisory fee of $605,263 (the "STG Advisory Fee"). Each of these fees shall be non-refundable and shall be due and payable in cash upon closing of the Recapitalization. In addition, TCP shall receive the Deferred Origination Fee, at the time and in the amount provided in clause (k) below.

  (i)
  The Notes shall be redeemable (in whole or in part) at Parent's election before the maturity date at redemption prices determined according to the following schedule:

If Prepaid	Optional Prepayment Price As a % of Principal Amount
During years 1-2	Not Prepayable
During year 3	105%
During year 4	103%
During year 5	101%
  (j)
  The foregoing notwithstanding, the CVR-Related Notes shall be redeemable (in whole or in part) at Parent's election at any time at par without any premium or penalty within the 24-month period following consummation of the Tender Offer Financing. All redemptions of Notes at the election of Parent shall be in increments of not less than $250,000.

  (k)
  If and only if Parent shall have issued and sold Series B Notes to the Lenders, two percent (2.00%) of the aggregate cash proceeds from any settlement or other resolution of the pending A.C. Nielsen litigation (such net cash proceeds, the "Litigation Proceeds", and the amount thereof entitled to be retained by the Company pursuant to the CVR Agreement (net of the Deferred Origination Fee) is referred to herein as the "Retained Litigation Proceeds") shall be used to pay to TCP an additional financing origination fee (the "Deferred Origination Fee"). Without in any way limiting the provisions of Exhibit A or Exhibit C regarding actions requiring the approval of the Parent Board, subject to the terms of the WFF Financing, (i) Symphony II-A and the Lenders acknowledge and agree that Parent may cause 30% of the Retained Litigation Proceeds to be distributed as a dividend to its stockholders (a pro rata portion of which, together with any and all other distributions, shall be distributed to the holders of the Warrants and the CVR-Related Warrants on an as-converted basis regardless whether the Warrants or CVR-Related Warrants then have been exercised; provided, however, that the Lenders acknowledge and agree that no anti-dilution adjustment under the Warrants or CVR-Related Warrants shall occur as a result of any such distributions), and (ii) from and after the Recapitalization, Parent may cause the Company to effect piecemeal asset sales that are not, individually or in the aggregate, components of either a liquidation or a sale of all or substantially all of the assets of the Company without any required redemption of the Notes.

2.     Closing:

  Subject to the satisfaction of the conditions precedent set forth in Section 5(a) hereof, the closing of the (a) Tender Offer Financing and the CVR-Related Financing shall occur upon closing of Parent's purchase of the Company's common stock pursuant to the Tender Offer and (b) Merger Financing shall occur shall occur upon closing of the Merger. Subject to the satisfaction of the conditions precedent set forth in Section 5(b) hereof, the parties will use all commercially reasonable efforts to close the Recapitalization Financing as soon as reasonably practicable (and, if possible, to close the Recapitalization Financing contemporaneously with the consummation of the Merger, in which case the Merger Financing shall not occur). Notwithstanding anything herein to the contrary, the Lenders' commitment to provide any funds hereunder shall terminate upon the first to occur of (i) February 29, 2004 and (ii) such date on which the Merger Agreement shall have been terminated in accordance with its terms.

3.     Security and Rank:

  The Notes shall be secured by a second priority lien (junior only to the liens granted to providers of the WFF Financing, the indebtedness secured thereby not to exceed $35,000,000) on all assets of the Company and its subsidiaries (it being understood that the Litigation and the Litigation Proceeds (in each case as defined in the CVR Agreement) shall be treated as collateral in the manner contemplated by the CVR Agreement). Such liens shall extend to, without limitation, all present and future receivables, inventory, intellectual property, equipment, real estate, and issued and outstanding stock of the Company and its subsidiaries, and the proceeds of each of the foregoing. The perfection and priority of such liens will be satisfactory to the Lenders in their reasonable discretion, and the perfection of such liens and priority of such liens on stock and instruments will be confirmed in an opinion letter from the Company's outside counsel.

  The Notes shall be senior debt of the Company, rank pari passu with the indebtedness of the Company under the WFF Financing (it being understood that the lien securing the Notes shall be subordinate to the lien securing the WFF Financing to the extent provided above), and shall be senior to all other indebtedness of the Company.

4.     Break-Up Fee:

  If Symphony II-A is paid a Termination Fee (as defined in the Merger Agreement) or any other break-up fee under the Merger Agreement by the Company, and so long as the Lenders have not breached their obligations hereunder, Symphony II-A shall be obligated to pay a break-up fee to the Lenders in an amount that is equal to the greater of (i) 10% of any Termination Fee or other break-up fee to which Symphony II-A may be entitled under the Merger Agreement (which shall exclude, for the sake of clarity, any amounts paid to Symphony II-A in respect of reimbursement of expenses), or (ii) $350,000. The amount that would be payable to the Lenders under this Section 4 shall be paid within three business days of receipt of the Termination Fee or break-up fee from the Company by Symphony II-A.

5.     Conditions Precedent:

  The following are the conditions precedent to closing the Financing:

  (a)
  In the case of each of (unless otherwise indicated) the Tender Offer Financing, the Merger Financing and the CVR-Related Financing:

              (i)  not less than 53% of the issued and outstanding shares of common stock of the Company shall have been validly tendered and accepted pursuant to the Tender Offer and purchased by Parent.

             (ii)  all of the other conditions precedent to Parent's obligations to consummate the Tender Offer or the Merger, as applicable (in each case as set forth in the Merger Agreement), shall have been satisfied or waived by Parent (which, in the case of satisfaction only, shall be determined by Symphony II-A).

            (iii)  Parent shall have received net cash proceeds from the Symphony II-A Group for the issuance to the Symphony II-A Group of Parent Equity (the "Symphony II-A Equity") in an amount equal to $40,000,000 (or such lesser amount as shall be equal to the sum of (x) Symphony II-A Group's pro rata share of the amount necessary to complete the Tender Offer or the Merger as provided above, as applicable, and (y) such amount as shall be needed to fund the initial $5,000,000 due under the CVR Agreement).

  (b)
  In the case of the Recapitalization Financing:

              (i)  the Tender Offer Financing and the Merger shall have been consummated.

             (ii)  Parent (acting through the Parent Board) and the Lenders shall have entered into definitive note and equity documents (collectively, the "Financing Documents"), which shall:

              (A)  in the case of the Financing Documents relating to the Notes, be substantially consistent with the terms of the Recapitalization Financing described herein and shall contain covenants and events of default to be agreed upon that are customary for senior secured debt; and

              (B)  in the case of the Parent Recapitalization Equity, contain terms and conditions comparable to and consistent with the documentation executed by Symphony II-A in connection with its purchase of the Symphony II-A Equity, provided, however, that such terms and conditions shall not adversely affect any right or increase any obligations of any Lender set forth in Exhibit C or D hereto.

    Parent and the Company shall have executed and delivered such documents, instruments (including, without limitation, security agreements, an intercreditor agreement in customary form, and mortgages), lien, tax lien and litigation searches, good standing certificates, opinions of counsel and such other documentation required by and acceptable to Parent, the Lender and their respective counsel.

            (iii)  after giving effect to the incurrence of the WFF Financing, the consolidated capital structure of Parent shall be substantially consistent with the description thereof attached hereto on Exhibit B.

            (iv)  the Origination Fee and all fees and costs of the Lenders incurred in connection with the Financing, to the extent reimbursable by Symphony II-A pursuant to Section 7, as well as the STG Advisory Fee, shall have been paid.

             (v)  Parent shall have redeemed for cash (A) all Parent Equity owned by the Lenders except for Parent Recapitalization Equity, (B) all Symphony II-A Equity owned by the

    Symphony II-A Group except for the Symphony II-A Recapitalization Equity, and (C) all but $383,772 of the CVR-Related Equity, in each case in the manner contemplated by this letter agreement.

            (vi)  no event shall have occurred which would reasonably be expected to have a material adverse effect on (i) the rights or remedies of the Lenders, (ii) the ability of Parent or the Company to perform their respective obligations under the Financing Documents or (iii) the business, property, assets, nature of assets, liabilities, condition (financial or otherwise), results of operations or prospects of Parent, the Company or any of their respective subsidiaries before or after giving effect to the Recapitalization (it being understood and agreed that the Financing Documents will include, among other things, a warranty by the Company to the effect that information provided by the Company to the Lenders did not contain any untrue statement of material fact or omit to state any material fact and that financial projections were prepared upon the basis of reasonable assumptions and did not fail to consider any material information known to the Company).

           (vii)  no event, claim or occurrence shall have occurred after the date hereof that individually or in aggregate would reasonably be expected to result in liability (excluding current liabilities incurred in the ordinary course of business and any liability incurred by Parent with the approval of the Board of Directors of Parent) to Parent, the Company or the Lenders (whether as a result of an adverse claim against the Company or the collateral or otherwise) in excess of $10,000,000 (unless, in respect of all claims in excess of $10,000,000, Symphony II-A shall have satisfied such amount in excess of $10,000,000 in its sole and absolute discretion).

6.     Other Covenants; Representations:

  (a)
  Any and all business conducted between or among Parent, the Company or one of their respective subsidiaries, on the one hand, and Symphony II-A, any Lender or Symphony II-A's or any Lender's related entities (including subsidiaries, joint ventures, etc.), on the other hand, shall be "arms length" transactions with respect to pricing and material terms approved by a majority of those directors on the Parent Board who are unaffiliated with any of the parties transacting with Parent, the Company or one of their respective subsidiaries, it being understood that, subject to the foregoing, Parent, Symphony II-A and the Lenders presently intend that Parent will use Symphony Services to perform certain services for the Company on an outsourced basis. This covenant shall terminate on the consummation of the Recapitalization, although Parent and Symphony II-A acknowledge that after the consummation of the Recapitalization, the Financing Documents relating to the Notes will contain customary covenants, including covenants containing similar restrictions on related party transactions.

  (b)
  Any equity securities issued to the management of Parent or the Company shall be issued and exercisable on terms and conditions approved by the Parent Board.

  (c)
  Symphony II-A represents and warrants that it has the financial capability to consummate the investment in Symphony II-A Equity and to fund the other obligations of Symphony II-A hereunder, as more fully set forth in that certain letter dated June 23, 2003 from Symphony II-A to TCP (the "Symphony-TCP Letter").

  (d)
  Parent, Symphony II-A and the Lenders hereby agree that Symphony II-A, the Lenders and the holder of any CVR-Related Equity or Parent Equity issued upon exercise of the CVR-Related Warrants ("CVR-Related Warrant Equity") shall have the rights as holders of Parent Equity described on Exhibits C and D. Each of Parent, Symphony II-A and the Lenders further agree that promptly following the execution and delivery of this letter agreement it shall negotiate in good faith with the other parties a definitive agreement or agreements evidencing in greater detail the rights described on Exhibits C and D and providing certain other usual and customary terms and conditions not inconsistent with the rights described on Exhibits C and D; provided, however, that notwithstanding the foregoing agreement to negotiate such definitive agreement, each of Parent, Symphony II-A and the Lenders acknowledges and agrees that the rights described on Exhibits C and D are valid and enforceable immediately upon execution and delivery of this letter agreement and shall remain valid and enforceable until any such definitive agreement shall be executed and delivered by such parties.

  (e)
  Symphony II-A and Parent shall (i) provide TCP and its counsel with a reasonable opportunity to review and comment upon the Offer Documents, the Schedule 14D-9 and any Proxy Statement (in each case as defined in the Merger Agreement) prior to their filing with the SEC or dissemination to the stockholders of the Company, and (ii) give due regard to, and to use all reasonable efforts to cause to be reflected or incorporated in such documents, the comments provided by TCP or its counsel on any such documents.

  (f)
  Parent shall keep the Lenders apprised in a timely manner of any material developments or communications with the Company or third parties regarding the Transactions. Without limiting any other provisions of this letter agreement, Parent and Symphony II-A shall consult with the Lenders prior to taking any action or making any determination under or in respect of the Merger Agreement, the CVR Agreement or the issuer of the CVRs (as defined in the CVR Agreement).

  (g)
  The Lenders understand and agree that, at any time prior to the end of the sixth month after consummation of the Merger, without the need to obtain the Lenders' consent, Symphony II-A may syndicate subscriptions for or sell the Symphony II-A Equity on the same terms and conditions (including but not limited to price per share) as the subscription by Symphony II-A for Symphony II-A Equity, to up to three co-investors in the aggregate who are either designated in the Symphony-TCP Letter or approved by the Lenders (such approval to be in Lenders' sole and absolute discretion, unless the proposed co-investors are strategic investors, in which case such approval shall not be unreasonably withheld), provided that Symphony II-A (which shall include, for the sake of clarity, any Symphony II-A Newco) retains at least $25,000,000 (at cost) of the Symphony II-A Equity (any such syndication, sale or transfer, a "Permitted Syndication"). Symphony II-A shall notify TCP and provide TCP with drafts of the relevant syndication documents at least 10 business days prior to the subscription or purchase by any such permitted co-investor of any portion of the Symphony II-A Equity, and shall consult with TCP and its counsel in connection with that transaction and any such documents, it being understood that such documents shall not adversely affect any right or increase any obligation of any Lender without the consent of that Lender. In connection with any Permitted Syndication, each of Parent and Symphony II-A agrees to negotiate in good faith for such appropriate revisions to the rights and obligations of the parties contemplated by Section 6(d) and Exhibits C and D as the Lenders may reasonably request in light of the pro forma ownership of Parent Equity as among its stockholders after giving effect to that Permitted Syndication. Following the consummation of the Recapitalization, if it occurs, the Lenders shall have the right to appoint one member to the Parent Board if either Symphony II-A no longer holds at least 51% of the Parent Equity on a fully-diluted basis or any co-investor in any Permitted Syndication is granted the right to appoint a member to the Parent Board.

  (h)
  Without in any way limiting the foregoing Section 6(g), if, at any time prior to the end of the sixth month after consummation of the Merger, Symphony II-A desires to sell or transfer Symphony II-A Equity at a price per share other than the price at which Symphony II-A originally subscribed for such Symphony II-A Equity, the Lenders and any holder of CVR-Related Warrant Equity shall be entitled to participate in any such sale or transfer on the same terms and conditions as Symphony II-A pro rata according to the ratio of the Parent Equity held by each before giving effect to any such sale or transfer.

  (i)
  Parent and Symphony II-A covenant to the Lenders that the Certificate of Incorporation of Parent shall be amended and restated to read as set forth in Exhibit A on the first business day following execution and delivery of this letter agreement.

  (j)
  Parent and Symphony II-A shall approve such amendments to the Bylaws of Parent as the Lenders may reasonably request.

  (k)
  At the request of TCP on behalf of the Lenders, Parent agrees to vote all of the issued and outstanding shares of Merger Sub in favor of the election to the board of directors of Merger Sub of that number of nominees of the Lenders as would constitute one-half of the authorized number of directors.

7.     Costs and Expenses.

  Symphony II-A will be responsible for and bear all of the costs and expenses (including any attorney fees and expenses, any broker's or finder's fees and the expenses of its representatives) incurred by Symphony II-A or Parent at any time in connection with pursuing or consummating the Transactions, it being understood that following the Recapitalization, if it occurs, Parent will (or will cause the Company to) reimburse Symphony II-A for all of Symphony II-A's costs and expenses that are reasonable, documented and out-of-pocket (which, as used herein and for the avoidance of doubt, does not include overhead). In connection with the Transactions, Symphony II-A understands that it will be necessary for the Lenders to make certain financial, legal and collateral investigations and determinations. Symphony II-A agrees to pay upon request, or promptly reimburse the Lenders for, all reasonable, documented and out-of-pocket costs and expenses incurred by or on behalf of the Lenders in connection with the Transactions including, but not limited to, attorney fees and expenses, fees and expenses of advisors and consultants retained by or on behalf of the Lenders to assist in diligence, appraisal fees, due diligence costs, search fees, documentation fees, and filing fees. Symphony II-A further agrees that all costs and expenses of the Lenders reimbursed by Symphony II-A or incurred on its own behalf in connection with the Transactions shall be reimbursable by the Company and Parent solely following the Recapitalization. In the event, however, that the Recapitalization is not consummated and the Lenders have realized any gains on the liquidation of their interests in Parent, the Lenders shall promptly repay to Symphony II-A the lesser of (i) all amounts previously received by the Lenders in connection with Symphony II-A's reimbursement of the costs and expenses of the Lenders (including, but not limited to, the underwriting deposit contemplated below), or (ii) the amount of any such realized gains.

8.     Restrictions on Use:

  Except as may be required to be disclosed in any filing that may be required in connection with any Transaction under the federal securities laws, none of the parties hereto nor any of their respective advisors shall directly or indirectly disclose this letter agreement, any of its terms, its existence, or the existence of negotiations between TCP and Symphony II-A on the terms of a financing, other than to permitted co-investors, the prospective providers of the WFF Financing, the Company and each of the foregoing parties' respective employees, agents and advisors who are directly involved in the Financing or related transactions and who agree not to disclose the same, or as may be required by law (in which case the relevant party agrees to promptly inform the other thereof). Before any of Parent, Symphony II-A or the Company shall issue any press release regarding the Transactions, Parent and Symphony II-A shall consult with TCP and, except to the extent required by law or regulation, no such press release shall be issued without the prior consent of TCP, which consent will not be unreasonably withheld. This letter agreement shall not be assignable by any party hereto without the prior written consent of the other party hereto, other than in the case of TCP's assignment to the Lenders. This letter agreement may not be relied upon by any person other than Symphony II-A or the Lenders.

9.     Underwriting Deposit:

  TCP acknowledges receipt from Symphony II-A of a non-refundable deposit for out-of-pocket expenses either prior to or concurrently with the execution of this letter agreement in the aggregate amount of $415,000 (which amount shall act as a credit towards Symphony II-A's obligations under Section 7 of this letter agreement, and, as such, Symphony II-A shall have no obligations under that Section until the Lenders' reasonable and documented, out-of-pocket expenses shall have exceeded $415,000); provided that TCP shall remit to Symphony II-A any unused amounts of this underwriting deposit promptly after a request to do so if the Merger Agreement is terminated or never entered into.

10.   Indemnification:

  (a)
  Symphony II-A agrees to indemnify, defend and hold harmless TCP, the Lenders, each of their respective affiliates, and each person in control of any of the foregoing or any of their affiliates and the respective officers, directors, employees, agents, members and representatives of TCP, the Lenders and their respective affiliates and control persons (each of the foregoing persons an "indemnified party") in connection with any losses, claims, damages, liabilities, costs or other expenses (collectively, the "Liabilities") to which such indemnified party may become subject, insofar as such Liabilities arise out of claims made against any indemnified party arising out of or in any way relating to or resulting from any of (i) the Transactions, or any part thereof, (ii) this letter agreement, the Financing Documents, the Merger Agreement or any other document related to the Transactions (including, without limitation, claims based on alleged misstatements of material fact or omissions to state any material fact required to be stated in any registration statement relating to the offering of CVRs (as defined in the CVR Agreement) or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading) or (iii) any use or intended use of the proceeds of the Financing, and Symphony II-A agrees, promptly after any demand to reimburse each indemnified party for any legal or other expenses incurred in connection with investigating any claim or defending or participating in any such action or proceeding (whether or not such indemnified party is a party to any action or proceeding out of which such expenses arise), provided that Symphony II-A shall have no obligation to indemnify any indemnified party for any Liability to the extent that the same resulted from (i) the gross negligence or willful misconduct of such indemnified party as determined by a court of competent jurisdiction in a final and non-appealable decision in which case such indemnified party shall repay to Symphony II-A all amounts received by such indemnified party to which such indemnified party was not entitled hereunder, (ii) any breach by TCP or the Lenders of this letter agreement or (iii) claims made by any indemnified party, any investor in or affiliate of such indemnified party, or person to whom such indemnified party owes a fiduciary duty.

  (b)
  The indemnified parties shall give prompt notice to Symphony II-A of any claim for indemnification hereunder, and Symphony II-A shall have the right to assume the defense of any claim giving rise to indemnification hereunder, including the employment of one counsel (and to the extent necessary one local counsel in each applicable jurisdiction) reasonably satisfactory to the indemnified party and the payment of all fees and expenses incurred in connection with defense thereof; provided that the failure of any indemnified party to give such notice shall not relieve Symphony II-A of its obligations or liabilities pursuant to this letter agreement, except to the extent that such failure shall have materially adversely prejudiced Symphony II-A.

  (c)
  An indemnified party shall have the right to employ separate counsel in any such proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party, unless: (i) Symphony II-A has agreed in writing to pay such fees and expenses; or (ii) Symphony II-A shall have failed to assume promptly the defense of such proceeding and to employ counsel reasonably satisfactory to such indemnified party in any such proceeding; or (iii) the named parties to any such proceeding (including any impleaded parties) include both such indemnified party and Symphony II-A, and such indemnified party shall have been advised by counsel that a conflict of interests is likely to exist if the same counsel were to represent such indemnified party and Symphony II-A (in which case, if such indemnified party notifies Symphony II-A in writing that it elects to employ separate counsel at the expense of Symphony II-A, Symphony II-A shall not have the right to assume the defense thereof in respect of the matters having such a conflict and such counsel shall be at the expense of Symphony II-A). Symphony II-A shall not be liable for any settlement of any such proceeding effected without its written consent, which consent shall not be unreasonably withheld. Symphony II-A shall not, without the prior written consent of the indemnified party, effect any settlement of any pending proceeding to which any indemnified party is a party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of any indemnified party.

  (d)
  This Section 10 shall terminate upon execution and delivery of the Financing Documents relating to the issuance and sale of the Notes, it being understood that such Financing Documents shall contain customary indemnification provisions in favor of the Lenders.

11.   Miscellaneous:

  (a)
  Attorneys' Fees. In the event of any arbitration, lawsuit or other proceeding by any party arising under or out of, in connection with or in respect of, this letter agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and expenses incurred in such action, and it shall be the opinion of the determining court as to which or whether any party was actually the prevailing party in any such action. Attorneys' fees incurred in enforcing any judgment in respect of this letter agreement are recoverable as a separate item. The parties intend that the preceding sentence be severable from the other provisions of this letter agreement, survive any judgment and, to the maximum extent permitted by law, not be deemed merged into such judgment.

  (b)
  Waiver of Jury Trial; Arbitration. EACH OF THE PARTIES TO THIS LETTER AGREEMENT HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS LETTER AGREEMENT, THE TRANSACTIONS OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS LETTER AGREEMENT. Any controversy or claim between Symphony II-A and the Lenders arising out of or relating to this letter agreement or the Transactions contemplated hereby shall be determined by binding arbitration, except to the extent that any party hereto is entitled to the remedy of specific performance under the terms of this letter agreement or any such party is seeking to enforce an arbitral decision previously rendered. The parties desire that any such arbitration be completed as promptly as possible. Without limiting the foregoing, if any controversy or claim arises, at the written request of Symphony II-A or the Lenders, the parties shall use all reasonable efforts to cause such controversy or claim to be submitted to a mutually satisfactory arbitrator within five business days of the written request therefor and shall request such arbitrator to render an award with respect to the subject controversy or claim within five business days thereafter. Judgment upon the arbitration award may be entered in any court having jurisdiction. Any such arbitration shall be (i) held in the City of New York and (ii) governed by the rules of the American Arbitration Association.

  (c)
  Integration. This letter agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the parties in connection herewith, including, without limitation, that certain letter agreement dated as of June 29, 2003 by and among the parties hereto, which prior letter agreement is hereby terminated and shall no longer have any further force or effect.

  (d)
  Company not a Third Party Beneficiary. The Company shall not be a third party beneficiary under the terms of this letter agreement.

  (e)
  Governing Law. This letter agreement shall be governed by the internal laws of the State of New York, without regard to conflict of laws principles, and applicable Federal law. Symphony II-A and Parent hereby consent, in connection with any action by the Lenders seeking specific performance or to enforce an arbitral decision previously rendered, to the jurisdiction of the state and federal courts located in the Borough of Manhattan, New York, New York, and further waive any rights they may have (and agree not) to assert that they are not subject to the jurisdiction of such courts or the doctrine of forum non conveniens, or to object to venue.

  (f)
  Specific Performance. The parties agree that damages are an insufficient remedy and irreparable harm would result in the event of a breach by any party of the terms of this letter agreement, and therefore, in the event of any such breach, the other party or parties hereto shall be entitled, in addition to any other remedy available at law or in equity, to specific performance of the obligations of such breaching party or parties contemplated hereunder.

  (g)
  No Personal Liability; Limitations on Liability. Notwithstanding anything that may be expressed or implied in the foregoing provisions of this letter agreement, Parent, Symphony II-A and the Lenders covenant, agree and acknowledge that no person or entity other than Parent, Symphony II-A or the Lenders shall have any obligation hereunder and that no recourse hereunder shall be had against any current or future officer, director, agent, employee, general partner or limited partner of Parent, Symphony II-A, TCP or any of the Lenders or against any current or future director, officer, employee, general or limited partner, member, affiliate or assignee of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding or by virtue of any statute, regulation or other applicable law, or otherwise. Without limiting the generality of the foregoing, it is expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise incurred by any current or future officer, agent, employee, general partner or limited partner of either Symphony II-A, TCP or any of the Lenders or any current or future director, officer, employee, general or limited partner, member, affiliate or assignee of any of the foregoing, as such for any obligations of either of Symphony II-A, TCP or the Lenders under this letter agreement or for any claim relating to, based on, in respect of or by reason of such obligations or their creation. Notwithstanding anything that may be expressed or implied in the foregoing provisions of this letter agreement, and without limiting the foregoing provisions of this Section 11(g), in no event shall TCP, any Lender, any of their respective affiliates, or any person person in control of any of the foregoing or any of their affiliates and the respective officers, directors, employees, agents, members, and representatives of TCP, the

    Lenders and their respective affiliates and control persons be liable in respect of this letter agreement or any other document related to the Transactions for any punitive damages, exemplary damages or consequential damages, other than those consequential damages that were reasonably foreseeaable as of the date of this letter agreement (but excluding, in all cases, damages in the form of goodwill, lost future profits and lost customers).

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Sincerely,
Tennenbaum Capital Partners, LLC, as agent for the Lenders
By:	/s/ MICHAEL TENNENBAUM
Name:	Michael Tennenbaum
Its:	Managing Member

Please manifest your consent by executing this letter agreement by 4:00 pm (PST) on September 7, 2003.

Acknowledged and Accepted this 7th day of September, 2003.

Symphony Technology II-A, L.P.

By:	/s/ WILLIAM CHISHOLM
Name:	William Chisholm
Title:	Partner
Gingko Corporation
By:	/s/ WILLIAM CHISHOLM
Name:	William Chisholm
Title:	Executive Vice President

EXHIBIT A:    AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

GINGKO CORPORATION

*    *    *    *    *

        The undersigned, William Chisholm and Bob Evans, in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware, hereby certify that:

        1.     They are the duly elected and acting Executive Vice President and Secretary, respectively, of Gingko Corporation, a Delaware corporation.

        2.     The name of this corporation is Gingko Corporation. Gingko Corporation was originally incorporated under the same name and the original Certificate of Incorporation was filed with the Secretary of State of Delaware on June 13, 2003.

        3.     The Amendment and Restatement of this corporation's Certificate of Incorporation, as set forth in the following resolution, has been approved by this corporation's Board of Directors and stockholders and was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

        NOW, THEREFORE, BE IT RESOLVED, that the Certificate of Incorporation of this corporation be, and it hereby is, restated and amended to read in its entirety as follows:

        FIRST: The name of the Corporation is Gingko Corporation.

        SECOND: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is the Corporation Service Company.

        THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended ("Delaware Law").

        FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 200,000,000 shares of Common Stock, and the par value of each such share is $0.01, amounting in the aggregate to $2,000,000.

        FIFTH: The Board of Directors of the Corporation (the "Board") shall consist of four directors. The presence of all four directors shall be required to constitute a quorum of the Board.

        SIXTH: The following shall require (and shall not be undertaken without) approval by the Board:

        (A)  any modification or waiver of, or any determination of the Corporation or any subsidiary required or permitted (other than with respect to the satisfaction of the conditions set forth in Section 6.01 thereof or Exhibit A thereto) under, any terms or conditions set forth in the Agreement and Plan of Merger dated as of September 7, 2003 (the "Merger Agreement") among Information Resources, Inc., the Corporation, and Gingko Acquisition Corp. or any other document or instrument entered into in connection therewith, (collectively with the Merger Agreement, the "Merger Documents");

        (B)  any action authorizing the creation or issuance of shares of any class of stock of the Corporation or any subsidiary;

        (C)  any action authorizing any reclassification, repurchase or redemption of any outstanding capital stock of the Corporation or any subsidiary;

        (D)  any action declaring advisable any amendment of the Certificate of Incorporation of the Corporation or any amendment of the Bylaws (or similar governing documents) of the Corporation or any amendment of the Certificate of Incorporation or the Bylaws of any subsidiary, including but not limited to any increase in the authorized capital stock of the Corporation or any subsidiary or any change in the size of the Board;

        (E)  any merger or consolidation of the Corporation;

        (F)  the sale, pledge or licensing of any of the material assets of the Corporation or any subsidiary outside the ordinary course of business;

        (G)  the liquidation or dissolution of the Corporation or any subsidiary;

        (H)  the declaration or payment of a dividend or distribution on, or the redemption of, any shares of capital stock of the Corporation or any subsidiary;

        (I)   incurrence of any indebtedness by the Corporation or any subsidiary (other than under the credit agreement of Information Resources, Inc., as it exists on the date hereof, in an amount not to exceed $5,000,000);

        (J)   any material amendment to the terms and conditions of any material contract, agreement, arrangement or understanding, other than in the ordinary course of business, to which the Corporation or any subsidiary is a party;

        (K)  the Corporation or any subsidiary entering into any material contract, agreement, arrangement or understanding, other than in the ordinary course of business, not expressly contemplated by the Merger Agreement;

        (L)  any other action that is material to the Corporation or any subsidiary or outside of the ordinary course of business.

        SEVENTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

        EIGHTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

        NINTH: (A) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

        (B)(1)    Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

              (2)    The Corporation may, by action of the Board, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board shall determine to be appropriate and authorized by Delaware Law.

        (C)  The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

        (D)  The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

        (E)  Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall eliminate or reduce the effect of this ARTICLE NINTH in respect of any acts or omissions occurring prior to such amendment, repeal, adoption or modification.

        TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and, with the sole exception of those rights and powers conferred under the above ARTICLES SIXTH AND NINTH, all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

*    *    *

        The undersigned, declare under penalty of perjury under the laws of the State of Delaware that the matters set out in the foregoing Certificate are true of their own knowledge and that the foregoing Certificate has been duly adopted by this Corporation's Board of Directors and stockholders in accordance with the General Corporations Law of the State of Delaware.

        Executed on September    , 2003.

William Chisholm, Executive Vice President

Jeff Van Zanten, Secretary

EXHIBIT B:    PRO FORMA CONSOLIDATED CAPITAL STRUCTURE

        The pro forma consolidated capital structure of Parent shall be comprised of the following:

        (1)   A borrowing capacity of $35,000,000 under the WFF Financing, which would result in at least $22,500,000 in unrestricted cash on the balance sheet of Parent and/or in undrawn borrowing availability under the WFF Financing;

        (2)   $75,000,000 aggregate principal amount of the Notes;

        (3)   At least $39,900,000 aggregate net proceeds to Parent from the sale of Parent Equity; and

        (4)   $5,000,000 aggregate principal amount of CVR-Related Notes or availability under a Letter of Credit in connection with the CVR-Related Financing.

EXHIBIT C:    CERTAIN RIGHTS AS STOCKHOLDERS OF PARENT

        Parent, Symphony II-A and the Lenders hereby agree that, as among themselves, Symphony II-A, the Lenders and any holder of CVR-Related Equity shall have the following rights. The following rights shall be understood and interpreted in accordance with the usual and customary meanings given to such rights in stockholders agreements entered into among private equity firms in the context of transactions similar to the Transactions.

          (A)  Other than in connection with a Permitted Syndication, preemptive rights granted by Parent providing that Symphony II-A, the Lenders and any holder of CVR-Related Equity shall have a right of first offer with respect to future issuances by Parent of Parent Equity or any securities of Parent convertible into or exchangeable for Parent Equity, other than the issuances under or in connection with the Warrants, the Limited Guaranty Warrants, and incentive compensation plans, mergers and acquisitions transactions and issuances to strategic investors, in each case approved by the Parent Board.

          (B)  Other than in connection with a Permitted Syndication, tag-along rights providing that Symphony II-A, the Lenders and any holder of CVR-Related Equity shall have the right to participate in sales of all or any portion of the shares of Parent Equity held by any Parent stockholder on the same terms and conditions, and in the same proportion of shares owned, as the selling stockholder.

          (C)  Other than in connection with a Permitted Syndication, drag-along rights as follows:

              (i)  there shall be no drag-along rights in favor of any party for a period of 30 months following the consummation of the Merger;

             (ii)  After the date that is 30 months following the consummation of the Merger, a Drag-Along Holder (as defined in clause (iii) below) may force the other holders of Parent Equity to participate, on the same terms and conditions as the Drag-Along Holder, in a sale by such Drag-Along Holder of all Parent Equity held by such Drag-Along Holder (any such forced sale, a "Drag-Along Sale"); and

            (iii)  As used herein, a "Drag-Along Holder" means any person, or persons acting collectively, then holding in the aggregate at least 50.1% of the voting power of all equity securities of Parent on a fully-diluted basis; provided, however, that if (A) the Recapitalization has occurred or (B) the Recapitalization has not occurred and the Lenders then own less than 50% of the shares owned by the Lenders immediately after consummation of the Merger (or, if the Merger has not occurred, after consummation of the Tender Offer), then, in the case of either (A) or (B), until the fourth anniversary of the consummation of the Merger, a Drag-Along Holder must be or include Symphony II-A.

          (D)  Other than in connection with a Permitted Syndication, rights of first refusal providing that before any holder of Parent Equity may sell any Parent Equity, such selling holder must first offer such Parent Equity to the other holders of Parent Equity on a pro rata basis and on the same terms and conditions as the proposed sale, and if rights of first refusal are not exercised, the sale must be consummated within 90 days thereafter.

          (E)  Voting rights providing that each of the Symphony II-A Group, on the one hand, and the Lenders and any holder of CVR-Related Equity, on the other hand, shall vote their shares of Parent Equity:

              (i)  in favor of two nominees of the other party to serve as directors on the Parent Board until the Recapitalization is consummated, if ever, at which time this provision shall cease to have any force or effect,

             (ii)  except to the extent set forth in the immediately following clause (iii), after the Recapitalization until the earlier of (a) the second anniversary of the Recapitalization or (b) the initial public offering of Parent in favor of the nominees to the Parent Board who are designated by Symphony II-A Group (and in favor of their removal if so directed by Symphony II-A Group) (or in favor of any purchaser of Symphony II-A Equity as may be agreed by Symphony II-A and any such purchaser in connection with any Permitted Syndication),

            (iii)  following the consummation of the Recapitalization, if it occurs, the Lenders shall have the right to appoint one member to the Parent Board if either Symphony II-A no longer holds at least 51% of the Parent Equity on a fully-diluted basis or any co-investor in any Permitted Syndication is granted the right to appoint a member to the Parent Board,

            (iv)  following the consummation of the Recapitalization, if it occurs, Symphony II-A shall in all events have the right to appoint a majority of the members of the Parent Board, and

             (v)  following the consummation of the Recapitalization, if it occurs, Lenders shall have observer rights to permit the Lenders to have an observer at (and get notice of, and copies of all materials provided in respect of) each meeting of the Parent Board and all committees thereof after the Recapitalization is consummated, if ever. If and when the Recapitalization is consummated, TCP shall procure the resignations of the members of the Parent Board appointed by the Lenders prior to the consummation of the Recapitalization other than those who will continue serving in accordance with (ii) above.

          (F)  Information rights providing for regular distribution to Symphony II-A, the Lenders and any holder of CVR-Related Equity of financial reports, which at a minimum shall consist of quarterly unaudited financial statements and annual audited financial statements prepared in accordance with GAAP.

          (G)  Board approval rights providing that, at any time after the consummation of the Tender Offer Financing and prior to the consummation of the Recapitalization, the approval of Parent's Board of Directors (including the members designated by the Lenders) shall be required for: (1) any modification or waiver of, or any determination of Parent or any subsidiary required (other than with respect to the satisfaction of the conditions set forth in Section 6.01 thereof or Exhibit A thereto, as further described below) under, any terms or conditions set forth in any documentation giving effect to the Tender Offer or the Merger, including but not limited to (a) the consideration offered to the Company's stockholders in exchange for the common stock of the Company, (b) subject to the last sentence of this clause (G), the conditions to Parent's or any subsidiary's obligation to consummate the Tender Offer or the Merger, or (c) whether to extend the period during which the Tender Offer shall remain open; (2) other than in connection with a Permitted Syndication or the issuances of Parent Equity to each of the Symphony II-A Group and the Lenders pursuant to the Tender Offer Financing and/or the Merger Financing, any action authorizing the creation or issuance of shares of any class of stock of Parent or any subsidiary; (3) any action authorizing any reclassification, repurchase or redemption of any outstanding capital stock of Parent or any subsidiary; (4) any action declaring advisable any amendment of the Certificate of Incorporation of Parent or any amendment of the Bylaws (or similar governing documents) of Parent or any amendment of the Certificate of Incorporation or the Bylaws (or similar governing documents) of any subsidiary, including but not limited to any increase in the authorized capital stock of Parent or any subsidiary or any change in the size of the Board (or similar governing body); (5) any merger or consolidation of Parent or any subsidiary with one or more other entities, other than the merger of Merger Sub into the Company pursuant to the Merger Agreement; (6) the sale, pledge or licensing of any of the material assets of Parent or any subsidiary outside the ordinary course of business; (7) the liquidation or dissolution of Parent or any subsidiary, except in the ordinary course of business; (8) the declaration or payment of a dividend or distribution on, or the redemption of, any shares of capital stock of Parent or any subsidiary; (9) incurrence of any indebtedness in excess of $5,000,000 by Parent or any subsidiary; (10) any material amendment to the terms and conditions of any material contract, agreement, arrangement or understanding other than in the ordinary course of business to which Parent or any subsidiary is a party; (11) Parent or any subsidiary entering into any material contract, agreement, arrangement or understanding other than in the ordinary course of business not expressly contemplated by the Merger Agreement; (12) any other action that is material to the Transactions or the Lenders' interest therein or (13) any action not otherwise the subject of (1)-(12) above that requires the approval of the Board of Directors (or similar governing body) of Parent or any subsidiary or any committee thereof. Notwithstanding clause (1) in this section (G) above, the Lenders agree to instruct the directors nominated by Lenders and elected to the Board of Directors of Parent to vote in the same manner as the directors nominated by Symphony II-A solely with respect to determining whether the conditions to Parent's obligation to acquire shares of common stock of the Company pursuant to the Tender Offer have been satisfied. For the avoidance of doubt, Lenders shall not be obligated to so instruct such directors regarding any proposal to waive or amend any such conditions.

          (H)  There shall be no restrictions on transfer of the equity securities of Parent held by the Lenders, Symphony II-A or any holder of CVR-Related Equity, other than a prohibition on transfers to A.C. Nielsen and those restrictions imposed by applicable law or in respect of the exercise of tag-along rights, drag-along rights and rights of first offer set forth above.

          (I)   The rights and obligations of Symphony II-A, the Lenders and any holder of CVR-Related Equity set forth in this Exhibit C shall terminate upon the consummation of an initial public offering of Parent Equity pursuant to an effective registration statement under the Securities Act of 1933 which either (i) yields gross proceeds of at least $25,000,000 and involves the offer and sale of at least 20% of the Parent Equity on a fully-diluted basis or (ii) is consummated pursuant to a registration demand made by the Lenders.

EXHIBIT D:    CERTAIN REGISTRATION RIGHTS

        Parent, Symphony II-A, the Lenders and any holder of CVR-Related Equity hereby agree that Symphony II-A, the Lenders and any holder of CVR-Related Equity shall have, and Parent hereby grants to Symphony II-A, the Lenders and any holder of CVR-Related Equity, the following rights with respect to the registration by Parent of the Parent Equity held by Symphony II-A, the Lenders and any holder of CVR-Related Equity, respectively. The following rights shall be understood and interpreted in accordance with the usual and customary meanings given to such rights in registration rights agreements entered into in the context of transactions similar to the Transactions.

          (A)  Unlimited piggyback registration rights providing that each of Symphony II-A, the Lenders and any holder of CVR-Related Equity shall be entitled to include at no cost shares of Parent Equity held by such party in registrations by Parent of public offerings of Parent Equity, whether for its own account or for the account of other holders of Parent Equity, regardless of the amount sought to be registered by Symphony II-A, the Lenders or any holder of CVR-Related Equity, as the case may be.

          (B)  (1)    Three demand registration rights exercisable by the Lenders if the Recapitalization does not occur and two demand registration rights exercisable by the Lenders if it does, and (2) three demand registration rights exercisable by Symphony II-A, (in each case even if Parent common stock is not then publicly traded), commencing no later than 24 months after the date of the consummation of the Tender Offer Financing at no cost to the demanding party, providing that Parent shall have filed and caused to be declared effective, within 180 days after delivery by the Lenders of a notice of demand, a resale registration statement registering the offer and sale of Parent Equity held by the demanding party; provided, that in connection with the exercise by the demanding party of the second and third demand registration rights, the fair market value of the Parent Equity proposed to be registered shall be not less than $10,000,000.

          (C)  Holdback provisions whereby Parent will agree to refrain from undertaking a public offering of Parent Equity for 10 days prior to and 180 days (90 days if not Parent's initial public offering) (or such other period as may be required by the relevant managing underwriter) following the filing of a registration statement pursuant to the exercise of the demand registration rights.

          (D)  In connection with any exercise of piggyback registration rights, Parent would have priority and customary underwriter cutback provisions would apply proportionally to each piggybacking party. In connection with any demand registration, the underwriter cutback would not apply to the demanding party but would apply to any party(ies) exercising piggyback rights. Notwithstanding the foregoing, if any non-demanding party (a "Quasi-Demanding Party") who had exercised piggyback rights elects to forfeit a demand registration right granted under this letter agreement, the shares of Parent Equity to be included in the demand registration would be determined according to the following priority:

              (i)  first, the shares originally sought to be included by the demanding party and the shares originally sought to be included by the Quasi-Demanding Party, and if the underwriter cutback would not allow all of those shares to be included, then each of the demanding party and the Quasi-Demanding Party shall be entitled to include shares proportionally according to the ratio of the number of shares of Parent Equity originally sought to be included by each to the number of shares of Parent Equity originally sought to be included by both; and

             (ii)  second, if any additional shares may be included, the party(ies) exercising piggyback rights shall be entitled to include shares proportionally according to the ratio of the number of shares of Parent Equity originally sought to be included by each to the number of shares of Parent Equity originally sought to be included by all parties exercising piggyback rights.

          (E)  Each of Symphony II-A, the Lenders and any holder of CVR-Related Equity shall be entitled to usual and customary indemnification by Parent for liabilities in connection with any untrue statement of a material fact, any omission of a material fact, any misleading statement, any filing under federal or state securities laws and any other action or inaction by Parent in connection with the registration, offer and sale of the registered Parent Equity.

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EXHIBIT A: AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF GINGKO CORPORATION
EXHIBIT B: PRO FORMA CONSOLIDATED CAPITAL STRUCTURE
EXHIBIT C: CERTAIN RIGHTS AS STOCKHOLDERS OF PARENT
EXHIBIT D: CERTAIN REGISTRATION RIGHTS